

October 28, 2010

Mr. Edward F. Seserko
President
Eureka Financial Corp.
3455 Forbes Avenue
Pittsburgh, Pennsylvania 15213

Re: Eureka Financial Corp.
   Registration Statement on Form S-1
   Filed October 5, 2010
   File number 333-169767

Dear Mr. Seserko:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Offering Prospectus Cover Page

1. Please revise the penultimate sentence of the second paragraph to clarify that the trading information presented is not for the registrant, but for its predecessor. Please also revise throughout as appropriate to clearly differentiate between the old and new companies. Consider referring to the two companies by distinct names throughout and consistently Consider, for example, using "Eureka-Federal" and "Eureka-Maryland" or "Old Eureka" and "New Eureka."

How We Determined the Offering Range…, page 5

2. Please clarify that RP Financial has estimated the market value of the offering to be the $13.8 million, and that under OTS regulations, that becomes the midpoint with the minimum of the offering range at 15% below the estimated market value and the maximum at 15% above the estimated market value. Note also on page 96.

The Exchange of Minden Bancorp Common Stock, page 8

3. In the table, please include a column that displays the equivalent pro forma book value per exchanged share.

Market for the common stock, page 15

4. Please clarify that the trading price of shares issued in this offering will be different than currently traded shares of the current Eureka Financial Corp. At Market for the Common Stock, on page 27, please note in the first paragraph that the shares of common stock of Eureka Financial Corp. and new Eureka Financial Corp. represent different legal and financial interests, will reflect different financial results, and the market price of the two securities will be different.

Pro Forma Data, page 32

5. We note your disclosure in footnote 3 stating that your stock options awarded are all non-qualified options. In re-calculating your pro forma stock option expense, it appears that 100% of the options are qualified since there does not appear to be any ordinary tax impact on the pro forma stock option expense presented. Please provide us with the calculations you used to determine pro forma stock option expense and revise the document to provide more clarity as to how the amounts are determined.

6. Please revise footnote 4 to include the calculations used to derive the Number of shares used to calculate pro forma income per share and Number of shares used to calculate pro forma stockholders' equity per share.

How We Determined the Offering Range… , page 94

7. Please revise to include the 2nd step offering information, since January, 2008, located on page 80 of the appraisal report, exhibit 99.1.

8. Please add a new section to the Summary on after-market stock price performance that includes a tabular presentation of the stock price performance information for the recent second-step conversions. Also, prominently disclose that as of September 15, 2010, seven of the ten referenced offerings were trading at less than the initial offering price or showed no increase in value.

Financial Statements, page F-2

9. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-6

Investment and Mortgaged-backed Securities, page F-6

10. We note your disclosures stating you amortize your investment premium and accretion discounts using the straight-line method which "is not consistent with generally accepted accounting principles." We also note your disclosure stating the results from this method were not materially different than those which would have resulted using the level yield method. Please tell us if you calculate the amortization using both methods quarterly to compare the results. Please provide us with the total amount of amortization that was calculated as of September 30, 2008 and 2009 and as of June 30, 2010 using the level yield and straight-line methods and your ASC 250-10-S99 materiality analysis.

Income Taxes, page F-9

11. We note your disclosure stating you have deferred the adoption of ASC 740 as it will not be "effective [until the] fiscal year beginning after December 15, 2008 for certain nonpublic enterprises." Based on the definition of a public company in ASC 740 it would appear to us that you are a public entity reporting results as of June 30, 2010. Please tell us why you believe ASC 740 does not apply to you. Alternatively, if you do believe you should have adopted the Guidance, please revise your document to include the required disclosures and financial statement changes, as applicable.

Note 2 – Investment Securities, page F-11

12. We note your disclosure stating you sold your holdings in Fannie Mae preferred stock, Freddie Mac preferred stock and Freddie Mac common stock subsequent to June 30, 2010. Please tell us the exact date of the sale. We note your accounting policy stating you consider the financial condition and near term prospects of the issuer. Please tell us

how you determined that the equities were not considered other than temporarily impaired as of June 30, 2010. See ASC Topic 320.

Note 18 – Capital Requirements, page F-27

13. In the table on page F-29 you present total equity as of June 30, 2010 and September 30, 2008 as $13,670 thousand and $9,574 thousand, respectively. However, the amounts reported for on page F-29 do not agree with the amounts presented on the balance sheet of $14,042,778 and $10,621,670 for the same periods. Further, we note that you report total equity of $13,670 thousand as of June 30, 2010, on page 31. Please explain to us the reason for the differences and revise the document as necessary.

Parent Company Financial Statements

14. Please revise to include parent company financial statements in accordance with ASC 942-235-S99-2 or explain to us why this guidance is not applicable to you.

Exhibit 5.0 and 8.1

15. Please note that you will need to file a legality opinion and tax opinion, rather than forms of these opinions, prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mr. Edward F. Seserko
President
Eureka Financial Corp
October 28, 2010
Page 5

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Babette Cooper at 202-551-3396 or Amit Pande, Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me, Jessica Livingston, at 202-551-3448 with any other questions.

                                                            Sincerely,

                                                            Jessica Livingston
                                                            Senior Attorney Advisor

By FAX to: Scott A. Brown
            FAX 202-204-5632